Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Eidos plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Mixture of beneficial and non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Holder	Status
Goldman Sachs Securities (Nominees), Limited	Custodian	13,108,956
Goldman, Sachs & Co. (held as ADRs)	Custodian	45,388
Goldman Sachs International	Beneficial Interest	1,078,595
Subsidiaries of GS Inc.	Custodian	97,233

Total holding		14,330,172

5. Number of shares / amount of stock acquired since last notification

An additional 97,233 shares (see comment in section 14 below)

6. Percentage of issued class acquired

0. 07% (see comment in section 14 below)

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class disposed

n/a

9. Class of security

Ordinary shares of 2 pence each

10. Date of transaction

Not known

11. Date company informed

19 July 2004

12. Total holding following this notification

14,330,172

13. Total percentage holding of issued class following this notification

10.09%

14. Any additional information

Correction received from Goldman Sachs International in respect of announcement made by the Company on 6th July 2004. This should have included the additional holding of 97,233 shares as notified in 5 above.
Notification received pursuant to S.198 and S.199 (2)(b) – CA ‘85

15. Name of contact and telephone number for queries

Michael Arnaouti 020 8636 3000

16. Name and signature of authorised company official responsible for making this notification

Jonathan Ball

Date of notification

19th July 2004

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